FORM 11-K

                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 333-19283

                     LUBY'S SAVINGS AND INVESTMENT PLAN
                          (Full title of the plan)

                                 LUBY'S, INC.
_____________________________________________________________________________
           (name of issuer of the securities held pursuant to the plan)

                            2211 Northeast Loop 410
                             Post Office Box 33069
                         San Antonio, Texas 78265-3069
_____________________________________________________________________________
                    (Address of principal executive office)
























                            REQUIRED INFORMATION


Item 1.  Audited Statements of Net Assets Available for Benefits

         Audited statements of net assets available for benefits at December 31, 2001 and 2000, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

Item 2.  Audited Statement of Changes in Net Assets Available for Benefits

         Audited statement of changes in net assets available for benefits for the year ended December 31, 2001, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.






                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  June 19, 2002.
                                                 LUBY'S SAVINGS AND
                                                 INVESTMENT PLAN

                                                 By:  Luby's, Inc.
                                                      Plan Administrator



                                                 By: /s/PETER TROPOLI
                                                     ________________________
                                                     Peter Tropoli
                                                     Senior Vice President-
                                                     Administration
















                                     EXHIBIT INDEX


Exhibit No.   Document

  1 Audited financial statements, notes thereto and supplemental schedule

  2           Consent of Ernst & Young LLP